FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting      2. Issuer Name and                       3. IRS or Social    4. Statement    5. If Amendment,
   Person                                Ticker or Trading                        Security            for             Date of
                                         Symbol                                   Number of           Month/Year      Original
                                                                                  Reporting Person                    (Month/Year)
                                                                                  (Voluntary)

Light, Henry D.                          Norfolk Southern Corporation                                 12-10-2002
                                         (NSC)
Three Commercial Place
Norfolk, VA  23510-2191

6. Relationship of Reporting Person to Issuer (Check all applicable)

_Director   _10% Owner    _Officer (give title below)  _Other (specify below)
                          X
                          Senior Vice
                          President-Law
7. Individual or Joint/Group Reporting
   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially owned

1. Title of       2. Trans-   3. Trans-   4. Securities aquired (A)    5. Amount of    6. Owner-  7. Nature of Indirect
   Security          action      action      or Disposed of (D)           Securities      Ship       Beneficial Ownership
   (Instr. 3)        Date        Code        (Instr. 3, 4 and 5)          Beneficially    Form:      (Instr. 4)
                                 (Instr.                                  Owned at        Direct
                     (Month/     8)                       (A)             End of Month    (D) or
                      Day/                                or              (Instr. 3       Indirect
                      Year)      Code  V  Amount          (D) Price       and 4)          (I)
Common Stock                                                              13,833          D
                                                                           (a)
Common Stock                                                              16              I         Wife, Angelica Light
                                                                                         (b)
Common Stock                                                              990             I         Wife, Angelica Light (IRA)
                                                                                         (b)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially owned
              (e.g., puts, calls, warrants, options, convertable securities)

1.                   2.       3.     4.      5.              6.          7.                    8.      9.      10.    11.
Title of             Con-     Trans- Trans-  Number of       Date exer-  Title and Amount      Price   Number  Owner- Nature
Derivative           version  action action  Derivative      cisable and of Underlying         of      of      Ship   of
Security             or       Date   Code    Securities      Expiration  Securities            Deriv-  Deriv-  Form   Indirect
(Instr. 3)           Exercise        (Instr. Acquired (A)    Date        (Instr. 3 and 4)      ative   ative   of     Bene-
                     Price of        8)      or Disposed     (Month/                           Secu-   Secu-   Deriv- ficial
                     Deriv-                  of (D)          Day/Year)                         rity    rities  ative  Owner-
                     ative                   (Instr. 3,                                        (Instr. Bene-   Secu-  ship
                     Security                4 and 5)                                          5)      fically rity:  (Instr.
                                                                                                       Owned   Direct 4)
                                                                                                       at end  (D) or
                              (                                                        Amount          of      Indi-
                              Month/  C                      Date  Expi-               or              Month   rect
                              Day/    O                      Exer- ra-                 Number          (Instr. (I)
                              Year    D                      cis-  tion                of              4)      (Instr.
                              )       E   V  (A)    (D)      able  Date  Title         Shares                  4)
Deferred Stock Units          12-10   A      159.776                    Common Stock 159.7768 $19.715 4,498.8  D
                              -2002          8                                                         506
                              (c)            (c)                                               (c)

Explanation of responses:

          a. Includes 7,369 shares, the approximate number of whole shares of Common Stock estimated--on the basis of the unit accounting system used by the Plan Administrator--as of December 10, 2002, the last date on which a formal statement was available, to have been credited to the reporting person's account in the Norfolk Southern Corporation Thrift and Investment Plan (TIP), a trusteed 401(k) plan. In accordance with TIP's terms applicable to all participants, acquisitions were made at various times and at various prices.

          b. Held by wife, Angelica Light. The inclusion of these shares in this report shall not be construed as an admission that the reporting person is the beneficial owner of these shares.

          c. Reports the number of deferred stock units credited to the account of the reporting person on the basis of the market value of the Common Stock on the dividend payment date. These deferred units ultimately will be satisfied in cash, not in shares of Common Stock.

Signature of Reporting Person:
         /s/D. M. Martin via POA for Henry D. Light
         --------------------------------------------------
         D. M. Martin via POA for Henry D. Light